82-2142

invensys

BTRsec/RLS Admin/Letters/2002/0517

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 20 2002
WASH, D.C. 180

12 September 2002

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed an announcement concerning the Invensys seminar on Production Management.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Copy to: Mr. B. Mangino

dw 9/23

"emailalert@hemscott.co.uk" <emailalert
11/09/2002 15:49

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Notice of Production Mangement Seminar

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

announcement

11 September 2002

Invensys seminar on Production Management

Invensys plc, the international production technology and energy management group ("Invensys") is today holding a seminar on the strategy and operations of the Production Management Division at the Production Management Showcase in Orlando.

Leo Quinn, Chief Operating Officer Production Management division, commented "The Production Management Showcase is bringing together ten of our brands. We will be presenting the business groups, how the strategy is being implemented and demonstrating our new technology."

Copies of the presentations will be made available on the Invensys website: www.invensys.com.

Contact:

Invensys plc

Victoria Scarth +44 (0) 20 7821 3539

Brunswick
Simon Holberton/Ben Brewerton
+44 (0) 20 7404 5959

About Invensys plc

Invensys plc is a global leader in production technology and energy management. The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximize their return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes APV, Avantis, Baan, Eurotherm, Foxboro, Simsci/